SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*



                    Vivid Technologies, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           928538 10 7
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above
  Persons (Entities Only)

     Beta Partners Limited Partnership
     04-2948354

2 Check the Appropriate Box if a Member of a Group (See
  Instructions)

                                        (a)  [_]
     N/A                                (b)  [_]

3 SEC Use Only


4 Citizenship or Place of Organization

     Massachusetts

              5   Sole Voting Power

 Number of           282,284 shares
   Shares     6   Shared Voting Power
Beneficially
  Owned by           -0- shares
    Each      7   Sole Dispositive Power
 Reporting
Person With          282,284 shares
              8   Shared Dispositive Power

                     -0- shares
9  Aggregate Amount Beneficially Owned by Each Reporting Person

      282,284 shares

10 Check if the Aggregate Amount in Row (9) Excludes Certain
   Shares (See Instructions)
                                         [_]
      N/A

11 Percent of Class Represented by Amount in Row (9)

      2.9%

12 Type of Reporting Person (See Instructions)

      PN

Item 1.

     (a)  Name of Issuer

          Vivid Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          10E Commerce Way
          Woburn, Massachusetts  01801

Item 2.

     (a)  Name of Person Filing

          Beta Partners Limited Partnership

     (b)  Address of Principal Business Office or, if None,
          Residence

          One Post Office Square, Suite 3800
          Boston, Massachusetts  02103

     (c)  Citizenship

          Massachusetts limited partnership

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          928538  10  7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.  Ownership

     Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.




                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              Date:  February 6, 1998


                              BETA PARTNERS LIMITED PARTNERSHIP


                              By:  Beta Management Partners
                              Limited Partnership


                              By:  /s/ Terrance McGuire
                              Name:     Terrance McGuire
                              Title:    General Partner